UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer's Name into English)

BEVERAGE ASSOCIATES HOLDING LTD. - OFFEROR
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Shares, without par value

American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

João Mauricio Giffoni de Castro Neves
Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros, n˚ 1.017, 4˚ andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee

Transaction Valuation*             Amount of Filing Fee
-----------------------------------------   -------------------------------------
N/A                         N/A

* Set forth the amount on which the filing fee is calculated and state how it was determined

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Filing Party: N/A

Form or Registration No.: N/A

Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

SCHEDULE 13D/A
(Amendment No. 16)

           CUSIP No. 74838Y20

1	Names of Reporting Persons Companhia de Bebidas das Américas - AmBev IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) ࿆
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ࿇
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ࿇
13	Percent of Class Represented by Amount in Row (11) 81% of Class B Shares
14	Type of Reporting Person (See Instructions) HC

1)	Each Class A Share and Class B Share has one vote.

2)
On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa), Société Anonyme (the “Issuer”, “Quinsa” or the “Company”).

3)	On January 31, 2003, Dunvegan S.A. (“Dunvegan”), an indirect subsidiary of AmBev, acquired 230,920,000 Class A Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).

4)
On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”).

5)	After January 31, 2003, Dunvegan also acquired 12,000,000 Class B Shares of the Issuer.

6)
On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7)
On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owned 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, held 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

8)
Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by an Incorporação Agreement dated March 3, 2004, among AmBev, Labatt Brewing Canada Holding Ltd., Labatt Brewing Company Limited and Interbrew S.A./N.V. (the “Incorporação Agreement”).

9)
As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly held 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise an option it had pursuant to the terms of the Stock Purchase Agreement (as defined below) to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement.

10)
On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the “2006 Letter Agreement”) pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) would sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) would purchase and accept from BAC (or its affiliates), 373,520,000 Class A Shares of Quinsa (the “Remaining Shares”). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement dated as of 1, 2002, between BAC and AmBev (the “Stock Purchase Agreement”), BAC and AmBev would not be permitted to exercise their respective exchange options under the Stock Purchase Agreement.

11)
On August 8, 2006 (the “Closing Date”), BAC transferred all right, title and interest of BAC and its affiliates in and to the Remaining Shares to Beverage Associates Holding Ltd., a Bahamas corporation (“BAH”), and sold all of the issued and outstanding shares of BAH (“BAH Shares”) to AmBev in lieu of the Remaining Shares. In addition, on the Closing Date, BAC and AmBev entered into certain agreements in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, BAH and the sale to AmBev of the BAH Shares. As a consequence of these transactions, certain agreements executed among BAC, AmBev and the Issuer (including the Quinsa Shareholders Agreement that provided for the joint control of the Issuer and shared board representation between BAC and AmBev) were terminated (on the terms set forth in the respective termination agreements).

12)	As of the date hereof, AmBev beneficially owns approximately 97% of all the outstanding voting shares of the Issuer.

Item 1. Security and Issuer.

This Report on Schedule 13D relates to the Class B Shares, without par value, of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg public limited company (“Quinsa”).

Quinsa is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New York Stock Exchange (“NYSE”) since March 1996.

The address of Quinsa’s principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Quinsa’s telephone number is (352) 47 38 85. Quinsa’s authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Quinsa Class A Shares and Class B Shares are currently listed and traded in U.S. dollars on the LSE. Quinsa’s Class B Shares are also listed on the NYSE in the form of American Depositary Shares (“ADSs”), each of which represents two (2) Quinsa Class B Shares, evidenced by American Depositary Receipts (“ADRs”).

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is amended and supplemented by adding the following paragraphs:

The reporting persons expect to fund the purchase of Class A Shares and Class B Shares (including Class B Shares held as ADSs) tendered in the Offer (as defined below) and the payment of related fees and expenses from existing general corporate funds. The Offer (as defined below) is not subject to the receipt of financing and the reporting persons do not have any alternative financing arrangement or alternative financing plans.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following information:

(a),(b),(d),(f),(j) On November 8, 2006, AmBev announced that its board of directors had approved a plan to make a voluntary offer to purchase any and all of the outstanding Class A Shares and Class B Shares (including Class B Shares held as ADSs) of Quinsa, not already owned by AmBev or its subsidiaries, at a purchase price of $3.35 per Class A Share, $33.53 per Class B Share and $67.07 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, upon the terms and subject to the conditions to be described in the offer to purchase which together with the related letters of transmittal, as they may be amended or supplemented from time to time, will constitute the offer (the “Offer”). The commencement of the Offer is subject to the prior approval of the offer to purchase by the Commission de Surveillance du Secteur Financier (the “CSSF”) in Luxembourg. The Offer will commence as soon as practicable after the CSSF’s approval. The Offer will also comply with applicable U.S. Securities Law, including the disclosure requirements of Rule 13e-3.

The purpose of the Offer is to acquire any and all of the outstanding Class A Shares and Class B Shares of the Company (including Class B Shares held as ADSs) that are not owned by the reporting persons or their affiliates. Following the consummation of the Offer, and subject to the conditions to be described therein, AmBev intends to cause BAH to acquire the remaining non-tendered Class A Shares and Class B Shares (including Class B Shares held as ADSs) through a squeeze-out right under the law of the Grand-Duchy of Luxembourg of 19 May 2006 transposing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids (the “Luxembourg Takeover Law”) on the same terms as the Offer. Following consummation of the Offer and the acquisition of the remaining Class A Shares and Class B Shares (including Class B Shares held as ADSs) by the reporting persons through the squeeze-out right described above, the Company will become an indirect wholly-owned subsidiary of AmBev.

The information contained in the Exhibit 2.24 to this Schedule TO-C is hereby incorporated by reference.

(h) The Offeror intends, as soon as practicable following the consummation of the Offer, to acquire the remaining Class A Shares and Class B Shares (including Class B Shares held as ADSs) pursuant to a squeeze-out right under the Luxembourg Takeover Law, on the same terms as the Offer. Following the consummation of the Offer and the squeeze-out AmBev intends to cause the Company to apply to delist the remaining non-tendered ADSs from the New York Stock Exchange and the remaining non-tendered Class A Shares and Class B Shares from the Luxembourg Stock Exchange and to terminate the registration of the Class B Shares under the U.S. Securities Exchange Act of 1934, as amended. THE TRANSACTION COULD RESULT IN THE COMPANY GOING PRIVATE.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated by the following:

(a) Rows (11) and (13) of the cover to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover page to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Quinsa Class B Shares that were effected during the past sixty days by the reporting persons, or by any executive officer or director of the reporting persons, other than those described herein.

(d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by AmBev and its affiliates.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating the press release issued by AmBev on November 8, 2006. Such press release is attached as Exhibits 2.24.

Item 7. Material to Be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

2.24	Press Release issued by AmBev on November 8, 2006.

ANNEX A

Information Required as to Executive Officers and
Directors of AmBev

Directors of AmBev

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Carlos Alves de Brito	Brazil	Brouwerijplein 1, 3000, Leuven, Belgium	CEO of InBev
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	InBev shareholder
Carlos Alberto da Veiga Sicupira	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	InBev shareholder
Vicente Falconi Campos	Brazil	Alameda da Serra 500, 2º andar, Nova Lima, MG, Brazil	Director of AmBev
Luis Felipe Pedreira Dutra Leite	Brazil	Brouwerijplein 1, 3000, Leuven, Belgium	CFO of InBev
Jo Van Biesbroeck	Belgium	Brouwerijplein 1, 3000, Leuven, Belgium	Officer of InBev
Jorge Paulo Lemann (alternate)	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	InBev shareholder
Roberto Moses Thompson Motta (alternate)	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	InBev director
Victório Carlos de Marchi	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	Chairman of FAHZ, AmBev’

José Heitor Attilio Gracioso	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Officer of FAHZ
Roberto Herbster Gusmão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Officer of FAHZ

Executive Officers of AmBev

Name	Current Position
Luiz Fernando Ziegler de Saint Edmond	Chief Executive Officer for Latin America
Miguel Nuno da Mata Patrício	Chief Executive Officer for North America
Jorge Luiz Gualberti Martins da Rocha	Executive Officer for Hispanic Latin America
João Maurício Giffoni de Castro Neves	Chief Financial Officer
Bernardo Pinto Paiva	Sales Executive Officer
Carlos Eduardo Klützenschell Lisboa	Marketing Executive Officer
Cláudio Braz Ferro	Industrial Executive Officer
Francisco de Sá Neto	Soft Drinks Executive Officer
Milton Seligman	Corporate Affairs Executive Officer
Pedro de Abreu Mariani	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By
/s/ João Mauricio Giffoni de Castro Neves
Name: João Mauricio Giffoni de Castro Neves
Title: Officer

By
/s/ Luiz Fernando Ziegler de Saint Edmond
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Officer

BEVERAGE ASSOCIATES HOLDING LTD.
By
/s/ João Mauricio Giffoni de Castro Neves
Name: João Mauricio Giffoni de Castro Neves
Title: Director

By
/s/ Luiz Fernando Ziegler de Saint Edmond
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3
Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4
Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5
Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6
Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7
AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8
AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9
Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14
First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.20	Press Release issued by AmBev on October 29, 2004.

2.21	Letter Agreement dated April 13, 2006 between AmBev, BAC and Quinsa.

2.22	Press Release issued by AmBev on April 13, 2006.

2.23	Press Release issued by AmBev on August 8, 2006.

2.24	Press Release issued by AmBev on November 8, 2006.